UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Global Business Travel Group, Inc.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Options to Purchase Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

37890B100
(CUSIP Number of Class of Securities)

Eric J. Bock, Esq.
Chief Legal Officer, Global Head of M&A and
Compliance and Corporate Secretary
Global Business Travel Group, Inc.
666 3rd Avenue, 4th Floor
New York, NY 10017
Telephone: (480) 909-1740

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:
 Gregory A. Fernicola, Esq.
Peter D. Serating, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001-8602
Telephone: (212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on December 13, 2022, as amended and supplemented on December 15, 2022, January 11, 2023 and January 12, 2023 (as amended, the “Schedule TO”), by Global Business Travel Group, Inc., a Delaware corporation (the “Company”) relating to its offer to exchange (the “Exchange Offer”) certain outstanding stock options for restricted stock units on the terms and conditions described in the Offer to Exchange Eligible Options for New Restricted Stock Units, dated December 13, 2022, as amended and restated on January 11, 2023 (the “Offer to Exchange”). This Amendment No. 4 should be read in conjunction with the Schedule TO and the Offer to Exchange. Capitalized terms used herein and not defined herein have the meanings given to them in the Offer to Exchange.

This Amendment No. 4 is being filed solely to amend “Item 4 – Terms of the Transaction” to reflect and report the final results of the Exchange Offer under the caption “Material Terms.” Except as specifically set forth herein, this Amendment No. 4 does not modify any of the information previously reported on the Schedule TO.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is amended and supplemented by adding the following information under the caption “Material Terms”:

The Exchange Offer expired at 11:59 p.m., Eastern Standard Time, on January 26, 2023. Pursuant to the Exchange Offer, at the Expiration Time, 12,788,639 Options were either cancelled or exercised. Immediately following the Expiration Time, on January 26, 2023, the Company granted
4,817,142 New RSUs in respect of the cancelled Eligible Options, pursuant to the terms of the Offer to Exchange. The vesting and other terms of the New RSUs are described in the Offer to Exchange and the New RSUs are subject to the terms and conditions of the Company’s 2022 Plan and the applicable award agreement.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2023	GLOBAL BUSINESS TRAVEL GROUP, INC.

	By:	/s/ Eric J. Bock
Eric J. Bock Chief Legal Officer, Global Head of M&A and Compliance and Corporate Secretary

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